United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 26, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F D ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

On March 26, 2018, Coca-Cola European Partners plc (the “Company”) issued a press release announcing the early participation results of and amendments to the previously announced (i) offers to exchange certain US dollar denominated notes issued by Coca-Cola European Partners US, LLC (as successor by merger to Coca-Cola Enterprises, Inc. (formerly named International CCE Inc.)) (“CCEP US”) for new notes issued by the Company and cash and (ii) related consent solicitations.  A copy of the press release is filed herewith as Exhibit 99.1 and is incorporated by reference herein in its entirety.

Exhibits

Exhibit 99.1	Press release of Coca-Cola European Partners plc, dated March 26, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)

Date: March 26, 2018	By:	/s/ Joyce King-Lavinder
	Name:	Joyce King-Lavinder
	Title:	Treasurer